ZYROX MINING INTERNATIONAL INC.

1185 AVENUE OF THE AMERICAS, 3RD FLOOR. NEW YORK NY 10036

November 3, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:

Vanessa Robertson

Lisa Vanjoske

Deanna Virginio

Suzanne Hayes

Re: Zyrox Mining International, Inc.

Registration Statement on Form 10

Filed September 18, 2020

File No. 000-56204

Dear All:

We are filing an Amendment No. 2 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Zyrox Mining International, Inc. (the “Company”), dated October 30, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form 10

Item 1A. Risk Factors, page 7

1. We note your revised disclosure on page 17 in response to prior comment 3. It appears that a business combination has yet to occur for each of the companies that you have identified as blank check companies currently or formerly under Mr. Lazar’s control. Please add risk factor disclosure highlighting Mr. Lazar’s lack of experience identifying and closing potential business combination transactions.

We have updated the Registration statement to reflect these comments.

Item 4. Security Ownership of Certain Beneficial Owners and Management , page 16

2. We note your disclosure that it is unlikely that the Company’s controlling stockholders would exert any influence on Management’s activities due to Mr. Lazar’s position as the Company’s sole officer and director as well as the Company remaining under his control as the court-appointed custodian. Please revise your disclosure to clarify the control that is afforded to Mr. Lazar as a court-appointed custodian of the Company, especially with regard to corporate actions that require stockholder approval.

We have updated the Registration statement to reflect these comments.

Very truly yours.

/s/ David Lazar
David Lazar